

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via U.S. Mail

Mr. Robert Stopanio
President and Principal Executive Officer
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, FL 33315

  Re: **Scorpion Performance, Inc.**
     Form 10-K for the year ended December 31, 2009
     Filed March 31, 2010
     File No. 0-52859

Dear Mr. Stopanio:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  Linda Cvrkel
                  Branch Chief